EXHIBIT 5

[LETTERHEAD OF GRAY CARY WARE & FREIDENRICH LLP]

2000 University Avenue, East Palo Alto, CA  94303-2248

Phone:  650-833-2000  Fax:  650-833-02001  www.graycary.com

August 14, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Ladies and Gentlemen:

As legal counsel for Zoran Corporation, a Delaware corporation (the “Company”), we are rendering this opinion in connection with the registration under the Securities Act of 1933, as amended, of up to 12,555,623 shares of the Common Stock, $0.001 par value, of the Company which may be issued pursuant to the exercise of options and purchase rights granted under the Oak Technology, Inc. 1994 Outside Directors Stock Option Plan, Oak Technology, Inc. Executive Stock Option Plan, Oak Technology, Inc. 2002 Stock Option Plan for the TeraLogic Group, Xionics Document Technologies, Inc. 1993 Stock Option Plan, Xionics Document Technologies, Inc. 1995 Stock Option Plan, Xionics Document Technologies, Inc. 1996 Stock Option Plan which have been assumed by the Company (collectively, the “Assumed Options”) and the Zoran Corporation 2000 Nonstatutory Stock Option Plan and Zoran Corporation 1995 Employee Stock Purchase Plan (the “Plans”).

We have examined all instruments, documents and records which we deemed relevant and necessary for the basis of our opinion hereinafter expressed.  In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.  We are admitted to practice only in the State of California and we express no opinion concerning any law other than the law of the State of California, the corporation laws of the State of Delaware and the federal law of the United States.  As to matters of Delaware corporation law, we have based our opinion solely upon our examination of such laws and the rules and regulations of the authorities administering such laws, all as reported in standard, unofficial compilations.  We have not obtained opinions of counsel licensed to practice in jurisdictions other than the State of California.

Based on such examination, we are of the opinion that the 12,555,623 shares of Common Stock which may be issued upon exercise of the Assumed Options and options and purchase rights granted under the Plans are duly authorized shares of the Company’s Common Stock, and, when issued against receipt of the consideration therefor in accordance with the provisions of the Plans, and, in the case of the Assumed Options, the Agreement and Plan of Reorganization dated as of May 4, 2003, by and among the Company, Zinc Acquisition Corporation, a wholly-owned subsidiary of the Company and Oak Technology, Inc., will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement referred to above and the use of our name wherever it appears in said Registration Statement.

Respectfully submitted,

/s/ Gray Cary Ware & Freidenrich LLP

GRAY CARY WARE & FREIDENRICH LLP